GSK PLC SC 13D/A

Exhibit 17

TERMS OF SALE

Further to the provisions of the SECONDARY BLOCK TRADE AGREEMENT DATED 16 January 2024 between GSK (No.1) Scottish Limited Partnership (“SLP1”), Merrill Lynch International and Citigroup Global Markets Limited (the “Agreement”), the following terms of sale are agreed:

Number of Sale Shares: 300,000,000

Purchase Price per Sale Share: 326 pence

Base Commission: 0.5%

Closing Date: 19 January 2024

SLP1 confirms the accuracy of the representations and warranties set out in Annex B of the Agreement, each Manager confirms the accuracy of the representations and warranties set out in Annex C of the Agreement and SLP1 and each of the Managers confirms the provisions of the Agreement and acknowledge and agree that these Terms of Sale form part of and shall be read in conjunction with the Agreement.

Terms defined in the Agreement shall have the same meanings herein.

These Terms of Sale and the relationship among the parties hereto (and any non-contractual obligation, dispute, controversy or claim of whatever nature arising out of or in any way relating to these Terms of Sale or their formation) shall be governed by and construed in accordance with English law. The parties irrevocably agree that the English courts will have exclusive jurisdiction in relation to these Terms of Sale and the parties hereby submit to the jurisdiction of such courts.

IN WITNESS WHEREOF these Terms of Sale have been duly executed as of 16 January 2024.

For and on behalf of

Merrill Lynch International

By:	/s/ James Palmer

Name:	James Palmer
Title:	Head of EMEA ECM

Citigroup Global Markets Limited

By:	/s/ Robert Way

Name:	Robert Way
Title:	Managing Director

Subesh Williams
Duly authorised for and on behalf of	/s/ Subesh Williams
GSK (No.1) Scottish Limited Partnership	Authorised signatory of GSK GP 1 Limited
acting by its general partner, GSK GP 1 Limited

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